

17016616

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: [redacted]

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Parque Las Americas 1 235 Federico Costa St. Suite 101
(No. and Street)

San Juan	Puerto Rico	00918
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Reynaldo Polanco, President, CEO, COO — 787-756-4912
(Area Code Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name *if individual, state last, first, middle name*)

American Int. Plaza 250 Muñoz Rivera Ave. 11th Floor	San Juan	PR	00918
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RECEIVED
2017 MAR 10 AM 8:00
SEC / TM

OATH OR AFFIRMATION

I, Reynaldo Polanco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Citi International Financial Services LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



Affidavit # 2556

Signature

President , CEO, COO

Title

Notary Pub

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Financial Statements and Supplementary Schedules

December 31, 2016

Table of Contents



KPMG LLP
American International Plaza
Suite 1100
250 Muñoz Rivera Avenue
San Juan PR 00918-1819

Report of Independent Registered Public Accounting Firm

The Governing Committee
Citi International Financial Services, LLC:

We have audited the accompanying statement of financial condition of Citi International Financial Services, LLC (the Company), a wholly owned subsidiary of Citigroup Participating Luxembourg Limited, as of December 31, 2016, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Citi International Financial Services, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

San Juan, Puerto Rico
March 7, 2017

Stamp No. E256168 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)
Statements of Financial Condition

Year ended December 31, 2016

Assets

Cash (Note 5)	$	13,387,200
Securities owned, at fair value (Note 3)		12,005,040
Deposits with clearing broker - restricted (Note 1)		250,000
Deposits at interest (Note 5)		60,600,000
Receivables from broker-dealers (Note 2)		4,884,779
Other accounts receivables (Note 2)		7,179,724
Property and equipmenl, net (Note 6)		1,167,366
Other assets		190,830
	$	99,664,939
Liabilities and Member's Equity		
Liabilities:		
Due to affiliates (Note 5)	$	977,263
Legal settlements (Note 10)		5,750,000
Accrued expenses and other liabilities		5,839,125
Total liabilities		12,566,388
Member's equity		87,098,551
	$	99,664,939

See accompanying Notes to financial statements.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statements of Income

Year ended December 31, 2016

Revenue:		
Commissions	$	47,195,390
Interest income (Note 5)		358,236
Other income (Note 2)		36,870,877
Unrealized investment gain, net		34,902
Total revenue		84,459,405
Expenses:		
Management and processing fees (Note 5)		39,163,725
Employee compensation and benefits (Note 2)		19,088,267
Occupancy		1,490,420
Communications		1,294,985
Execution and clearing fees		437,099
Regulatory and penalty fees (Note 10)		6,228,626
Other operating expenses		10,893,903
Total expenses		78,597,025
Net income	$	5,862,380

See accompanying Notes to financial statements.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statement of Changes in Member's Equity

Year ended December 31, 2016

Member's equity, December 31, 2015	$	81,236,171
Net income		5,862,380
Member's equity, December 31, 2016	$	87,098,551

See accompanying notes to financial statements.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statements of Changes in Liabilities Subordinated to Claims of General Creditors

December 31, 2016

Liabilities Subordinated to Claims of General Creditors at December 31, 2015	$	—
Increase:		
Issuance of subordinated borrowings		—
Decrease:		
Payment of subordinated borrowings		—
Liabilities Subordinated to Claims of General Creditors at December 31, 2016	$	—

See accompanying notes to financial statements.

CITI INTERNATIONAL FINANCIAL SERVICES, LLC
(A Wholly Owned Subsidiary of Citigroup
Participation Luxembourg Limited)

Statements of Cash Flows

Year ended December 31, 2016

Cash flows from operating activities:	
Net income	$ 5,862,380
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	123,678
Decrease (increase) in assets:	
Securities owned	(2.066)
Receivables from broker-dealers	(2.581.398)
Other accounts receivables	2.694.248
Other assets	432.237
Increase (decrease) in liabilities:	
Due to affiliates	(3.506,361)
Legal settlements	5.750,000
Accrued expenses and other liabilities	2,259,527
Net cash provided by operating activities	11,032,245
Cash flows from investing activities:	
Increase in deposits at interest	(5.000.000)
Capital expenditures on property and equipment	(870.790)
Net cash used in investing activities	(5,870,790)
Net increase in cash	5.161.455
Cash, beginning of year	8,225,745
Cash, end of year	$ 13,387,200

See accompanying notes to financial statements.

(1) Organization

Citi International Financial Services, LLC (the Company), a wholly owned subsidiary of Citigroup Participation Luxembourg Limited, was initially established as a corporation in 1970 under the laws of the Commonwealth of Puerto Rico to provide investment banking services. In August 1986, the Company obtained a license to operate as a broker-dealer duly registered with the Office of the Commissioner of Financial Institutions of Puerto Rico (the Commissioner). In July 1990, the Company received authorization to engage in the general securities business. As a result, in June 1992, operations were expanded to cover retail brokerage. During 1997, the Company introduced retail brokerage services in various Latin American countries. During 2003, the Company ceased to offer its institutional brokerage operations to customers in Puerto Rico. During 2008, the Company converted into a limited liability company (LLC). As a result of the conversion, Citigroup Participation Luxembourg Limited was declared the Company's sole member.

The Company is approved as a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. In addition, the Company is a member firm of the Financial Industry Regulatory Authority (FINRA) and the Securities Protection Investor Corporation. As a nonclearing broker-dealer, the Company does not carry security accounts for customers or perform custodial functions relating to customer funds or securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934.

On February 4, 1999, the Company obtained from the Commissioner a license to operate an International Banking Entity. The International Division is managed as a unit of the Company and its operations started on March 1, 1999. The International Division is exempt from Puerto Rico income taxes as well as property and volume of business taxes as long as it operates under the International Banking Center Regulatory Act of 1989.

The Company's sole member shall not be personally liable for the liabilities of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its power or the management of its business or affairs shall not be grounds for imposing personal liability on the Company's sole member.

The Company has a clearing agreement (the "Agreement") with Pershing LLC. Pershing LLC is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the SEC. Under the terms of the Agreement, Pershing LLC clears and executes the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations if a customer of the Company defaults. The Company also maintains a minimum deposit of $250,000 with Pershing LLC as required by the Agreement.

The Company's operations during the year ended December 31, 2016 consisted mainly of securities brokerage transactions through the International Division with customers outside of Puerto Rico. Although the Company is also authorized to engage in insurance brokerage as authorized by the

Commissioner of Insurance of Puerto Rico, sales of annuities are not currently being offered to clients.

(2) Summary of Significant Accounting Policies

The following summarizes the most significant accounting policies followed in preparing the accompanying financial statements:

a) Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the financial statements and the related notes to the financial statements. Significant items subject to such estimates and assumptions include the useful lives of fixed assets and the valuation of fixed assets.

b) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents, except those purchased for its trading account, which are recorded within securities owned and except short term interest bearing placement. The Company did not have cash equivalents as of year-end.

c) Securities Owned

Securities owned are recorded at fair value with the related unrealized gain or loss recognized in the statements of income as part of investment income. net. Securities transactions are recorded on a trade-date basis.

d) Deposits at Interest

Deposits at interest consist of short-term interest-bearing placements with an affiliate entity and time deposits deemed restricted as required by laws and regulations for which the Company's operations are subject to.

e) Receivable from broker-dealer

The Company uses Pershing, LLC as the clearing broker for all its brokerage transactions. Receivables from the clearing broker include amounts receivables for revenue generated on securities purchased or sold, net of clearing expenses. The Company had receivables of $4,855,000 at December 31, 2016. Such balances include $237,900 at December 31, 2016. related to net unsettled trades.

f) Other Accounts Receivables

Other accounts receivables include amounts receivables for revenue generated from transactions related to mutual fund instruments. Amounts are recognized at net realizable value. A reserve for doubtful accounts is established, based on the allowance method. An allowable for uncollected amounts, is established based on the probability of collection. At December 31. 2016 the Company had no uncollectable receivables. The Company had receivables of $7,179,724 at December 31, 2016

g) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets, which range from 3 to 10 years. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful lives of the asset.

h) Long-Lived Assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary.

i) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company

records interest and penalties related to unrecognized tax benefits as part of income tax expense. No interest and penalties were accrued at December 31, 2016.

j) ***Fair Value Measurements***

Fair value represents the amount that would be received to sell an asset or that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

- Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.
- Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.
- Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The Company did not have any transfers of assets between Levels 1, 2, and 3 of the fair value hierarchy during 2016.

k) ***Concentrations of Credit Risk***

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The largest concentration of credit risk relates to deposits at interest with affiliates which are discussed further in note 5 and to receivables from broker-dealer.

l) ***Commitments and Contingencies***

Liabilities for loss contingencies, arising from claims, assessments, litigations, fines, and penalties and other sources, are recorded when it is probable that a liability has been incurred

and the amount of the assessment can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

m) Pension and Other Postretirement Plans

Certain employees of the Company participate in the "Citigroup Pension Plan", a noncontributory defined-benefit pension plan. Benefits of the Citigroup Pension Plan are based on years of service, compensation , and the primary social security benefit. The methodology used to account for this plan is similar to the methodology used for multiemployer plans.

The Company also participates in a healthcare benefit plan sponsored by Citigroup for substantially all retirees and employees and in a Citibuilder 401K Plan Puerto Rico.

Expenses related to these plans are included within employee compensation and benefits in the statements of income.

n) Incentive Plans

The Company participates in various Citigroupg compensation programs. Citigroup grants immediate cash bonus payments, deferred cash awards, stock payment and restricted stock awards as part of its discretionary annual incentive award program involving a large segment of Citigroup's employees worldwide, including employees of the Company. Most of the shares of common stock issued by Citigorup as part of its equity compensation programs are to settle the vesting the stock components if these awards.

Discretionary annual incentive awards are generally awarded in the first quarter of the year based upon the previous year's performance.

Variable Incentive Compensation. sometimes referred to as "VIC" or "production-based incentives", is designed to incentivize particular outcomes. Typically, the outcomes incentivized are related to revenue or operational metrics (i.e., sales plans, collections metrics. etc.)

Incentive compensation plans may be characterized as either formulaic or discretionary or both. Generally, under a formulaic plan. an award value is determined or earned based upon a specified formula or other objectively measurable criteria; under a discretionary plan, managers select participants and determine the value to award at their discretion.

o) Commissions

Commissions' income and related clearing expenses are recorded on a trade-date basis.

p) Other Income

Other income includes revenue from transactions related to mutual fund instruments. These are fees collected from mutual funds related to support fees or revenue sharing, as well as trailer fees (also known as 12b-1 fees). These fees are for marketing, distribution, and similar services and support.

(3) Securities Owned

Securities owned consist of obligations of U.S. government amounting to $12,005,040 at December 31, 2016. The fair value of all securities owned is determined based on Level 1 inputs using quoted market prices multiplied by the quantity held when quoted market prices are available.

(4) International division

The Company operates an international division that is managed as a unit of the Company. As described in note 1, the Company's operations during the year ended December 31, 2016 consisted of securities brokerage transactions and engages in insurance brokerage thru investment contracts through the International Division. Therefore, the financial position and results of operations of the Company are those of the International Division.

As required by the International Banking Center Regulatory Act of 1989, the International Division maintains a $300,000 time deposit with a financial institution in Puerto Rico, which is considered restricted and, therefore, not a cash equivalent. In addition, as required by the Insurance Code of Puerto Rico, the Company also maintains another $300,000 time deposit with the Commissioner of Insurance of Puerto Rico, which is considered restricted and, therefore, not a cash equivalent. These restricted funds are included as part of deposits at interest in the accompanying statements of financial condition.

(5) Related-Party Transactions

The Company has the following affiliates that do business in Puerto Rico:

(a) Citibank, N.A.

(b) Citifinancial Services of Puerto Rico, Inc. (Citifinancial) (Ceased operations in Oct.2016)

Cash consists of noninterest-bearing deposits with Citibank, N.A. – Puerto Rico Branches (the Puerto Rico Branches). Balance as of December 31, 2016 amounted to $13,387,200.

The Company maintains a short-term deposit at interest with the Puerto Rico Branches amounting to $60,000,000 and two certificates of deposits amounting to $300,000 each as of December 31, 2016. Interest income on deposits amounted to $358,236 for the year ended December 31, 2016.

The Company engages in retail brokerage services in various countries in Latin America. As a result, the Company has entered into service agreements with the branches of Citibank, N.A. and other affiliates in these countries.. These related entities in Latin America charged the Company estimated costs and related management fees amounting to $38,209.770 for the year ended December 31, 2016 (including management fees, which amounted to $3,473.615).

The Company maintains a service contract with the Puerto Rico Branches, whereby the Puerto Rico Branches perform certain services and incur certain expenses on behalf of the Company. The Puerto Rico Branches charged the Company estimated costs and related management fees amounting to $609,916 for the year ended December 31, 2016.

The Company maintains a service contract with Citibank NA US, whereby they perform certain services and incur certain expenses on behalf of the Company. Citibank NA US charged the Company estimated costs and related management fees amounting to $343,683 for the year ended December 31, 2016.

During 2014, a sublease agreement was signed with Citifinancial. the affiliate that has the lease agreement with the landlord that owns their main facilities. In 2016, the sublease was terminated with Citifinancial and a lease agreement was signed directly with the landlord (see note 9).

The Company is a member of a group of affiliated companies. The Company has significant transactions with members of the affiliated group at terms arranged by management of the affiliated group, and accordingly, the financial statements may not necessarily be indicative of the condition that would have existed or the results of operations if the Company had been operated as an unaffiliated company.

In 2007 Citigroup. Inc. signed a connectivity agreement with Banco de Chile, covering Citigroup Inc. and its subsidiaries, in order to offer global products and services to Chilean clients and promote certain areas, including international personal baking, among others. In addition, in the context of that Connectivity Agreement, Citi International Financial Services, LLC (a Citigroup, Inc. Subsidiary) signed an "Agreement for Offshore Wealth Management Activities" with Banco de Chile in 2010. These agreements have been maintained through 2016. During 2016, the amount of $5,190,367 was expensed in connection with the agreement. As of December 31, 2016 the Company owed the amount of $1,447,000.

(6) Property and Equipment

Property and equipment at December 31, 2016 consist of the following:

		Estimated useful lives (in years)		2016
Leasehold improvements		10	$	990,960
Equipment and software		3 – 10		327,506
Furniture, fixtures, and equipment		3 – 10		399,333
	Total			1,717,799
Less accumulated depreciation and amortization				550,433
	Total		$	1,167,366

During 2016, the Company paid $650,778 and $23,419 to Citifinancial in leasehold improvements and equipment and software, respectively.

Total depreciation and amortization expense for the year ended December 31, 2016 amounted to $123,678.

(7) Income tax

The Company is generally exempt from Puerto Rico income taxes with respect to income from eligible activities as long as it complies with the requirements under the International Banking Entity Center Regulatory Act of 1989, as amended, for the years ended December 31, 2016.

The Company was converted from a regular corporation into an LLC in 2008. In general, LLCs were taxed as a regular corporation under the Puerto Rico Internal Revenue Code of 1994, as amended. Under the 2011 Code for a New Puerto Rico (New Code), the general rule is that existing LLCs prior to January 1st, 2011, will be treated as a corporation unless they elect to be treated as a partnership. However, the tax treatment will depend on how it is treated in a country other than Puerto Rico, including, the jurisdiction of organization of its parent. Section 1010.01(3)(B) of the New Code, excludes LLCs covered under a tax exemption decree of the requirement to be consistent with the tax treatment given in other jurisdictions. Prior to 2014, the Company was treated as a corporation, based on the tax treatment received on its parent's jurisdiction of incorporation. However, for tax years 2014 and subsequent, it is treated as a corporation in accordance to the Puerto Rico Treasury Department determination that the Company will qualify by the exception found in Section 1010.01(3)(B) of the New Code.

For tax year 2016, entities required to file audited financial statements with their income tax returns. may file stand-alone audited financial statements and, in lieu of providing audited consolidated financial statements, should disclose in the notes to the financial statements the names of related entities engaged in active trade or business in Puerto Rico, as defined by the New Code. Please refer to note 5 of these financial statements for further information.

The Company could potentially be subject to income tax audits in the Commonwealth of Puerto Rico for taxable years 2012 to 2016, until the applicable statute of limitations expires. Tax audits by their nature are often complex and can require several years to complete.

(8) Fair value of financial instruments

At December 31, 2016, the assets and liabilities recorded at amounts that approximate fair value includes cash, deposits at interest, receivables from broker-dealers, other account receivables, due to affiliates, and accrued expenses and other liabilities. The fair values of these financial instruments represent the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. These financial instruments have been valued at the carrying amounts reflected in the statements of financial condition, as these are reasonable estimates of fair value given the short-term nature of the instruments.

(9) Lease and Sublease Commitments

During 2014, a sublease agreement was signed with Citifinancial Services of Puerto Rico, the affiliate that has the lease agreement with the landlord that owns the facilities. The Company was charged a prorated share of the space occupied and other allocations for services provided and incurred by the affiliate on behalf of the Company. Citifinancial charged the Company $1.291.195 for the year ended December 31, 2016.

In November 1, 2016, the sublease with Citifinancial was terminated and an operating lease agreement was signed with the landlord. The lease contains a renewal option and escalation clause. Total rent expense under such lease amounted to $69,927 for the year ended December 31, 2016. As of December 31, 2016, the future minimum lease payments under this operating lease are as follows:

Year	Minimum Payments
2017	$ 421,977
2018	421,977
2019	426,942
2020	426,942
2021	431,906
2022 and thereafter	4,443,172
	$ 6,572,916

(10) Contingencies

In December 2016, the Financial Industry Regulatory Authority ("FINRA") issued a Letter of Acceptance, Waiver, and Consent (the "AWC") for the purpose of resolving an enforcement matter pertaining to the Company's alleged violations of FINRA's anti-money laundering rules during the period of January 2011 to July 2013. In the AWC, without admitting or denying the allegations, the Company consented to a fine of $5,750,000. The AWC also requires the Company to certify, within 180 days, that it has developed policies and procedures to address the issues raised in the AWC.

The Company is a defendant in a legal proceeding. After consulting with legal counsel, it is management's opinion that the financial position of the Company will not be materially affected by the final outcome of this legal proceeding.

(11) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the

ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $10,237,711, which was $9,399,951 in excess of its required net capital of $837,760. The Company's net capital ratio at December 31, 2016 was 1.22 to 1.

(12) Subsequent events

The Company has evaluated subsequent events from the statement of financial condition date through March 7, 2017, the date at which the financial statements were available to be issued, and determined there are no other items to disclose.